Exhibit 99.1

Provident Announces February Cash Distribution, Provides
2009 Capital Budget, Production Guidance and an
Operational and Business Planning Update

News Release 02-09
February 12, 2009

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) provides an operational and business planning update in the context of the current economic climate. In addition, Provident revises its current monthly cash distribution level and adjusts its 2009 capital program to reflect sustained low commodity prices and volatile market conditions. Also, Provident is pleased to provide an update on the positive results of the ongoing winter work program on our exciting new Pekisko medium oil play in Northwest Alberta and provide production guidance figures for the year.

February 2009 Cash Distribution

Provident has determined that its monthly cash distribution will be reduced to $0.06 per unit from $0.09 per unit beginning with the February distribution payable in March. Provident is reducing the distribution and the capital program as discussed below to reflect Provident’s business objectives which emphasize sustainability, fiscal prudence, and particularly in the current economic climate, preservation of balance sheet strength. Provident’s distribution level will continue to be set monthly based on a rolling forecast.

The February cash distribution of $0.06 per unit is payable on March 13, 2009 and will be paid to unitholders of record as of February 23, 2009. The ex-distribution date will be February 19, 2009. The Trust’s current annualized cash distribution rate is $0.72 per trust unit. Based on the current annualized cash distribution rate and the closing price on February 11, 2009 of $5.48, Provident’s yield is approximately 13 percent.

For unitholders receiving their cash distribution in U.S. funds, the February 2009 cash distribution will be approximately US$0.05 per unit based on an exchange rate of 0.8049. The actual U.S. dollar cash distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Business Planning Update

Provident offers a balanced energy investment with the objective of preserving, creating and distributing a monthly income stream to investors. Management believes that prudent fiscal policy is required to maintain a sustainable business model through challenging business cycles.

The Board of Directors has approved a revised 2009 capital budget of approximately $115 million (reduced from an original budget of $165 million) which is also reflective of the current economic environment. Provident has ample development opportunities in its inventory and has the flexibility to defer projects and manage the Trust’s capital budget to achieve its fiscal objectives in the context of economic conditions. Provident is focused on funding the majority of its capital program with internally-generated cash flow in order to maintain a competitive level of leverage during this time of unsettled debt and equity capital markets. Provident has ample credit available, with approximately $505 million drawn against its $1.125 billion credit facility. Provident’s capital program is inherently flexible and management retains the ability to increase 2009 capital spending if market conditions improve through the year.

Provident believes, subject to current planning assumptions based upon forward strip pricing, that the $0.06 monthly distribution and the $115 million capital program will result in a sustainable payout ratio for 2009, while maintaining a strong net debt to cash flow multiple. Provident will actively monitor commodity prices through the year and continue to balance the reinvestment of its cash flow among capital expenditures, long term debt and distributions.

Provident Upstream Update

Provident Upstream continues to operate its portfolio of cash generating oil and natural gas assets while optimizing existing production and managing operating costs. The balanced profile of crude oil and natural gas production provides commodity diversification. Capital spending is weighted towards longer term opportunities including the new Pekisko oil development in Northwest Alberta, implementation of the first phase of the waterflood program in Dixonville and drilling in Southeast Saskatchewan.

The Board of Directors has approved a revised 2009 capital budget of $88 million for Provident Upstream (compared to an original budget of $125 million). The business unit has an extensive inventory of quality opportunities available for investment, but is focusing on the highest return initiatives while maintaining the integrity of existing assets. Approximately $36 million is being directed towards development of the Pekisko medium gravity oil opportunity in Northwest Alberta, while $19 million will be allocated to implementation of the first phase of the waterflood project in Dixonville. The remaining $33 million is budgeted for development initiatives in other areas, including a 5.4 net well drilling program in Southeast Saskatchewan. Management expects to spend the majority of the 2009 capital budget in the first and second quarters of the year due to winter work in Northwest Alberta.

The upstream business is nearing the end of its 2009 winter work program in Northwest Alberta. The program included drilling three new Pekisko wells, pipeline construction and surface facility installation that will enable year-round oil production. Execution of the three well drilling program has been efficient and preliminary geological indications exceed management expectations. These wells utilize horizontal wellbores subjected to a multi-stage frac and are expected to be complete by the end of the first quarter. Provident also drilled two Pekisko wells in 2008 which were put back on production in December and are currently performing above management expectations. Provident’s independent reserve evaluator has assigned approximately 2.7 million barrels of total proved plus probable oil reserves associated with these two wells and offset locations. The surface infrastructure is scheduled to be complete by the end of the first quarter, at which time four of the five Pekisko wells will be brought on year-round production, with the fifth on seasonal winter production only. These facilities will also enable the immediate tie-in of wells drilled in the 2010 winter program. In addition, Provident has acquired an additional 11 net sections of land on the Pekisko play, bringing Provident’s net Pekisko land position to a total of 95 sections (61,000 acres). Provident continues to believe that recoverable resources in the Pekisko play are significant and has identified approximately 330 potential drilling locations to be developed in 2010 and beyond.

Provident Upstream expects 2009 production to average between 23,500 and 25,000 barrels of oil equivalent per day and remain relatively balanced between crude oil and natural gas. Natural production declines are expected to be partially offset by new production additions as capital spending has been curtailed and primarily focused on longer term, prospective projects highlighted by the Pekisko play. Royalty rates are expected to fall in 2009 to between 17 and 18 percent, subject to pricing assumptions. Operating costs will likely remain relatively stable in the first half of 2009, but should begin to moderate in the latter half of the year as labour, service and material costs deflate as development activity slows.

Provident Midstream Update

Provident Midstream exposes investors to a natural gas liquids (NGL) business of scale with strong internal growth opportunities. Provident is taking advantage of the capital flexibility in its Midstream business which makes it possible to defer growth projects and manage capital spending while the current economic downturn runs its course. Midstream’s long term growth program is, in part, driven by opportunities to supply products such as condensate (diluent), and services such as storage, terminalling, and transportation to oil sands producers. The recent pullback in prospective oil sands projects due to the decline in crude oil prices will result in the deferral of certain related expansion opportunities at the Redwater facility. Demand for condensate is expected to remain strong as diluent requirements will likely remain high as producers will not have synthetic product to blend due to the delay of several planned bitumen upgraders. The deferral of these projects by the industry is not expected to have a material impact on Provident’s long term growth objectives as Provident is able to stage the timing of its growth program appropriately.

The Board of Directors has approved a revised 2009 capital budget of approximately $27 million for the Midstream business (compared to an original budget of $40 million). This budget will be used, in part, to complete two 500,000 barrel (bbl) condensate caverns which will enter service at the Redwater facility in the summer of 2009. These caverns are being contracted on a fee for service basis. Work also continues on a third 500,000 bbl storage cavern, with drilling complete and the washing process underway. This cavern is expected to enter service early in 2011 and will also provide needed diluent storage capacity for bitumen producers. Provident is allocating a portion of its 2009 capital budget towards the initial phases of a depropanizer project. The depropanizer facility would be strategically located with access to the premium NGL markets in the Michigan area. A portion of the 2009 capital budget will be directed towards certain facility optimization and debottlenecking initiatives while approximately $6 million will be used for normal course facility maintenance at Redwater, Empress and Sarnia.

Provident Midstream has been impacted by volatility in commodity markets, specifically, NGL (ethane, propane, butane and condensate) prices. Margins have compressed over the last several months as higher cost inventory accumulated during the first half of the year was sold into NGL markets experiencing a decline in demand during the typically strong fall and winter months as a result of the severe economic downturn. Subject to planning assumptions, management expects that the margin contraction experienced during the latter half of 2008 will ease in early to mid 2009 as this higher cost inventory added to storage during the first half of last year is now largely depleted. The oil to gas ratio is currently trending near the long term average, which is below the record ratios enjoyed throughout much of 2008. Management continues to evaluate alternatives, including a depropanizer facility, to mitigate the financial impact of the potential 6,000 bpd curtailment of leased fractionation capacity at Sarnia which would take effect April 1, 2009. The combined effect of the preceding factors is an expected decline in 2009 financial results when compared to 2008 based on the current business plan and price environment.

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Dallas McConnell	2100, 250 – 2nd Street SW
Manager, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710	Phone: (403) 296-2233
Email: info@providentenergy.com	Toll Free: 1-800-587-6299
Fax: (403) 262-8973
www.providentenergy.com